Exhibit 12.1

	Years Ended December 31,
	2008	2007	2006	2005	2004
Earnings:
Income before income taxes	$7,088	$186,565	$173,082	$86,711	$141,238
Add: fixed charges	21,095	20,616	5,020	4,675	4,026

Total earnings	$28,183	$207,181	$178,102	$91,386	$145,264

Fixed charges:
Interest expensed	$11,170	$12,291	$608	$608	$731
Amortization of debt issuance cost	4,313	3,410	508	553	630
Interest component of rental payments (1)	5,612	4,915	3,904	3,514	2,665

Total fixed charges	$21,095	$20,616	$5,020	$4,675	$4,026

(1) Estimated at 33% of rental expense as a reasonable approximation of the interest factor.

Ratio of earnings to fixed charges	1.3	10.0	35.5	19.5	36.1